SCHEDULE A*

Annual Fee Rate (expressed as a Company percentage of net assets)
Double Line Strategic Commodity Ltd.	0.90%

DOUBLELINE STRATEGIC COMMODITY LTD.

By:	/s/ Martin Laufer
	Name:	Martin Laufer
	Title:	Director

DOUBLELINE ALTERNATIVES LP

By:	/s/ Henry V. Chase
	Name:	Henry V. Chase
	Title:	Authorized Signer

* This Amended and Restated Schedule A relates to that Investment Management Agreement dated May 14, 2015 by and between DoubleLine Strategic Commodity Ltd. and DoubleLine Alternative LP (formerly, DoubleLine Commodity LP) and is effective as of June 22, 2018.